Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

November 22, 2023

Re:	Grayscale Bitcoin Trust (BTC) Registration Statement on Form S-3 Filed October 19, 2023 File No. 333-275079

Lulu Cheng

Justin Dobbie

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Cheng and Mr. Dobbie:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Trust (BTC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 16, 2023, relating to the Trust’s Registration Statement on Form S-3 (the “Registration Statement”). The Trust has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Registration Statement on Form S-3

General

1.

Please confirm your understanding that we will not be in a position to declare your Form S-3 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2022 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-3, please make corresponding revisions to all affected disclosure. Please also confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in your Form S-3 in response to our comments.

Response

The Sponsor acknowledges that the Staff will not be in a position to declare the Registration Statement effective until all outstanding comments regarding the Trust’s annual report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) have been resolved. The Sponsor also confirms that to the extent that any comments related to the Staff’s review of the 2022 10-K apply to disclosure in the Registration Statement, corresponding revisions will be made to all affected disclosure, and that it will include in future filings under the Exchange Act of 1934, as amended (the “Exchange Act”) all applicable disclosures that the Trust includes, or will include, in the Registration Statement in response to the Staff’s comments.

2.

We note that the Shares are currently quoted on OTCQX and that you intend to list the Shares on NYSE Arca in connection with this offering. We also note that the Shares currently trade at a discount to the Digital Asset Holdings per Share. Please tell us how you expect the offering to commence and the arbitrage mechanism to function in light of the existing market dynamics. Please discuss whether there will be an initial creation Basket, whether you expect Authorized Participants will be incentivized to immediately place redemption orders, and any material risks you have identified related to the transition to trading on NYSE Arca. Please also revise your summary to quantify the most recent closing price of the Shares quoted on OTCQX as compared to the Digital Asset Holdings per Share and to describe the recent history of trading at a discount.

Response

The Sponsor has revised the disclosure on pages 1–2 of the Registration Statement in response to the Staff’s comment.

With respect to material risks related to the transition to trading on NYSE Arca, Inc. (“NYSE Arca”), the Sponsor considers the risks to the Trust to be twofold: (1) any risks that arise prior to the Trust’s listing on NYSE Arca, including with respect to the Trust’s ability to trade on NYSE Arca, and (2) any risks that arise after the Trust’s listing on NYSE Arca.

With respect to any such risks that arise prior to the Trust’s listing on NYSE Arca, the Trust respectfully advises the Staff that as the Trust will not seek effectiveness of the Registration Statement until the application pursuant to Rule 19b-4 under the Exchange Act of NYSE Arca to list the Shares of the Trust on NYSE Arca has been approved, such risks will no longer be applicable at such time when the Registration Statement has been declared effective, and so need not be described in the Registration Statement. In addition, the Sponsor refers the Staff to the section titled “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Failure of funds that hold digital assets or that have exposure to digital assets through derivatives to receive SEC approval to list their shares on exchanges could adversely affect the value of the Shares” (pages 52–53) in the Trust’s 2022 10-K, which is incorporated by reference in the Registration Statement.

With respect to any such risks that arise after the Trust’s listing on NYSE Arca, the Sponsor has revised the disclosure on pages 17–18 of the Registration Statement in response to the Staff’s comment.

Cover Page

3.	Please revise your disclosure to identify the Authorized Participants as underwriters, and quantify the number of Bitcoins required to create a Basket of Shares as of the date of the prospectus.

Response

The Sponsor has revised the disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

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Prospectus Summary

Trust Overview, page 1

4.

Please revise to confirm, if true, that the Trust’s assets will not be loaned or pledged, or serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party.

Response

The Sponsor has revised the disclosure on page 3 of the Registration Statement in response to the Staff’s comment.

Bitcoin History, page 3

5.	Please revise to provide quantitative information that demonstrates the volatility of the price of Bitcoins.

Response

The Sponsor has revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

The Offering

Index Price, page 4

6.	We note that Crypto.com was recently added to the list of Constituent Exchanges. Please revise your disclosure to address the following:

• Include an updated table with market share and volume information for each Constituent Exchange;

• Include a brief description of Crypto.com; and

• Disclose the date that the Index was launched and the extent to which any Constituent Exchanges have previously been added or removed from the Index.

Response

The Sponsor has revised the disclosure on pages 6-8 of the Registration Statement in response to the Staff’s comment.

Trust Expenses, page 8

7.	Please revise your disclosure to:

• Disclose how the Bitcoins will be sold and exchanged for U.S. dollars to pay the Additional Trust Expenses, including whether the Sponsor will use a third party or affiliate to assist in the sale of the Trust’s Bitcoins, and if so, disclose any risks or conflicts of interests that may exist in connection with how the Sponsor arranges for the sale of the Trust’s Bitcoins; and

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• Disclose whether the Trust is responsible for paying any costs associated with the transfer of Bitcoins to the Sponsor or the sale of the Bitcoins or if these expenses are included in the Sponsor’s Fee.

Response

The Sponsor has revised the disclosure on pages 13–14 of the Registration Statement in response to the Staff’s comment.

8.	Please reconcile your disclosure here in which you have left the Sponsor’s Fee blank with the disclosure on page 39 in which you state that the Sponsor’s Fee is 2.0%.

Response

The Sponsor has revised the disclosure on page 51 of the Registration Statement to make the Sponsor’s Fee blank.

Termination Events, page 10

9.

We note that upon dissolution of the Trust and surrender of Shares by the shareholders, shareholders will receive a distribution in U.S. dollars or Bitcoin, Incidental Rights and/or IR Virtual Currency, at the sole discretion of the Sponsor. Please revise to disclose how the Sponsor will exercise such discretion. In addition, with respect to cash payments, please explain how the Sponsor will sell the Trust’s Bitcoins in connection with the termination of the Trust.

Response

The Sponsor has revised the disclosure on page 15 of the Registration Statement in response to the Staff’s comment.

Liquidity Providers, page 11

10.

Please revise your disclosure to identify the Liquidity Providers. Please also disclose whether there are any specific criteria for engagement as a Liquidity Provider and whether and to what extent there will be any contractual obligations on the part of the Liquidity Providers to participate in Cash Orders for creations or redemptions.

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Response

The Sponsor has revised the disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 12

11.

Please revise your disclosure to address the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other Bitcoin ETPs could have a detrimental effect on your product.

Response

The Sponsor has revised the disclosure on pages 21-22 of the Registration Statement in response to the Staff’s comment.

12.	Please discuss the risks of fraud, manipulation, front-running and wash-trading at Bitcoin trading platforms and the potential impact on the price of Bitcoin and the value of the Shares.

Response

The Sponsor has revised the disclosure on pages 18-20 of the Registration Statement in response to the Staff’s comment.

Description of Shares

Incidental Rights and IR Virtual Currency, page 15

13.

We note that the Sponsor intends to evaluate each fork, airdrop or similar occurrence on a case-by-case basis in consultation with the Trust’s legal advisers, tax consultants, and Custodian. Please revise to disclose:

• Whether the Trust has controls in place to monitor for a material hard fork or airdrop; and

• How you will inform investors of any changes in the Trust’s policy with respect to forks and airdrops.

Response

The Sponsor has revised the disclosure on page 27 of the Registration Statement in response to the Staff’s comment.

Creation and Redemption of Shares, page 18

14.	Please revise to disclose whether investors will have access to an intra-day NAV calculation.

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Response

The Sponsor has revised the disclosure on page 29 of the Registration Statement in response to the Staff’s comment.

15.	Please revise your disclosure to discuss:

• Whether your Authorized Participants will be required to maintain an account with your Custodian;

• The specifics of how an Authorized Participant, or a Liquidity Provider on behalf of an Authorized Participant, would transfer the Total Basket Amount to the Trust’s Digital Asset Account, including the various steps necessary to transfer the Bitcoin to its ultimate storage location with the Custodian;

• Why and under what circumstances the Authorized Participants will utilize an AP Agent to transfer the Bitcoin to the Custodian;

• Whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of Bitcoins; and

• Whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.

Response

The Sponsor has revised the disclosure on pages 29–30 of the Registration Statement in response to the Staff’s comment.

16.	Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for Bitcoin.

Response

The Sponsor has revised the disclosure on page 29 of the Registration Statement in response to the Staff’s comment.

17.

We note your disclosure that Authorized Participants do not pay a transaction fee to the Trust in connection with the creation of Baskets, but there may be transaction fees associated with the validation of the transfer of Bitcoins by the Bitcoin Network, and service providers may charge administrative fees for order placement and other services related to creation of Baskets. Please revise to disclose who will be responsible for the payment of such fees.

Response

The Sponsor has revised the disclosure on page 30 of the Registration Statement in response to the Staff’s comment.

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18.

We note your disclosure that the Sponsor may in its sole discretion limit the number of Shares created pursuant to Cash Orders on any specified day without notice to the Authorized Participants and may direct the Marketing Agent to reject any Cash Orders in excess of such capped amount. You also state that the redemption of Shares pursuant to Cash Orders will only take place if approved by the Sponsor in writing, in its sole discretion and on a case-by-case basis. Please revise to describe how and on what basis the Sponsor will exercise such discretion and any factors the Sponsor will take into consideration in setting such limits. Please also discuss any risks that the Trust will be unable to satisfy creation and redemption orders made in cash.

Response

The Sponsor has revised the disclosure on pages 31 and 32 of the Registration Statement in response to the Staff’s comment.

19.

Please reconcile the disclosure in your most recent Form 10-K that the Authorized Participant must transfer the Total Basket Amount to the Trust no later than 6:00 p.m. New York time on the trade date, with the disclosure in the Form S-3 that such transfer must occur on T+1 or T+2, as established at the time of order placement. Please also revise to confirm, if true, that any price differential of Bitcoins between the order date and the transfer date will be borne solely by the Authorized Participant, or Liquidity Provider on behalf of the Authorized Participant until such Bitcoins have been received by the Trust.

Response

The Sponsor notes that the disclosure in its 2022 10-K, as it relates to the procedures describing how Authorized Participants create Shares, describes the creation of Shares in connection with the Trust’s historical private placement rather than through a registered offering in connection with the Registration Statement. Prior to or substantially concurrently with the effectiveness of the Registration Statement, the Trust will file a current report on Form 8-K, which will reconcile the disclosure in the 2022 10-K with the Registration Statement.

20.

You state here that although the Trust issues and redeems Shares in increments of a Basket, or 100 Shares, at this time the Trust is only accepting creation and redemption orders from Authorized Participants in increments of 100 Baskets, or 10,000 Shares. Please revise to discuss and quantify what discretion the Trust has to increase or decrease the size of creation and redemptions orders it will accept from Authorized Participants, and under what circumstances the Trust would expect to exercise that discretion.

Response

The Sponsor has revised the disclosure on page 29 of the Registration Statement in response to the Staff’s comment.

Suspension or Rejection of Orders and Total Basket Amount, page 21

21.	Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

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Response

The Sponsor has revised the disclosure on page 33 of the Registration Statement in response to the Staff’s comment.

Plan of Distribution, page 31

22.	Please revise your disclosure to discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, and price differentials across Bitcoin trading platforms.

Response

The Sponsor has revised the disclosure on page 43 of the Registration Statement in response to the Staff’s comment.

*    *    *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, Hillary Coleman, at (212) 450-4733 or hillary.coleman@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:    Michael Sonnenshein

Craig Salm

Jake Karlsruher

Joseph A. Hall

Hillary A. Coleman

Davis Polk & Wardwell LLP

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